CONSENT OF TETRA TECH CANADA INC.

The undersigned hereby consents to:

(i)

the use of the written disclosure derived from the report entitled “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” effective February 12, 2018 and dated, as amended, May 9, 2018 in the Annual Information Form for the year ended December 31, 2018 (“AIF”) of SilverCrest Metals Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and

(ii)	the use of our name in the AIF and the 40-F.

TETRA TECH CANADA INC.

/s/ P. James F. Barr
Name: P. James F. Barr
Title: Senior Geologist

Date: March 13, 2019